FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2003

Commission File No.	001-13718

MDC CORPORATION INC.

(Translation of registrant’s name into English)

45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated September 24, 2003	3

Document 1

PRESS RELEASE FOR IMMEDIATE RELEASE

For:	MDC Corporation Inc. 45 Hazelton Avenue Toronto, Ontario M5R 2E3

Contacts:

MILES S. NADAL	ROBERT E. DICKSON	GRAHAM L. ROSENBERG
Chairman, President and Chief Executive Officer Tel: (416) 960-9000 ex. 223	Managing Director 416-960-6090 ex. 528	Managing Director 416-960-9000 ex. 239

TSX Stock Symbol:	MDZ.A
NASDAQ Stock Symbol:	MDCA
Website:	www.mdccorp.com

MDC CORPORATION INC. ANNOUNCES ENHANCED MANAGEMENT TEAM

TORONTO — September 24, 2003 — MDC Corporation Inc. (“MDC”) announced today that Rob Dickson and Graham Rosenberg have been named Managing Directors of MDC. Mr. Rosenberg had been Executive Vice President at MDC and Mr. Dickson was previously Executive Vice President, Corporate Development, for Maxxcom Inc. (“Maxxcom”) (a wholly owned subsidiary of MDC). Harold Reiter, formerly President and CEO of Maxxcom, has resigned and will remain a consultant to MDC. Miles S. Nadal, Chairman, President, and CEO of MDC has assumed Mr. Reiter’s responsibilities.

“ Mr. Reiter has played an instrumental role in the successful restructuring of MDC and Maxxcom and, now that the program is complete, we can embark on building our platform,” said Nadal.

“With the privatization of Maxxcom and divestiture of most of our non-core businesses complete, MDC is refocused on marketing communications. We are building a partnership of innovative, entrepreneurial firms, each with a point of difference in its respective market. In that spirit, subject to receipt of all necessary approvals, we will soon change the company name to MDC Partners Inc., which will better reflect the central role of the dedicated people at our partner companies,” said Nadal. “Today, we are the 17th largest marketing services firm in the world and are well positioned to achieve our goal of becoming a top 10 player in the next 5 years through organic growth and selective acquisitions,” added Nadal.

To demonstrate the commitment of MDC to this vision, the company also announced today that Bob Van Horn has joined the firm. Mr. Van Horn has 20-plus years’ experience with true industry leaders in marketing communications. He was Assistant to the Chairman at Fallon Worldwide, Minneapolis, Executive Vice President at Crispin Porter & Bogusky, Miami, and a deputy managing director for BBDO in Europe.

Chuck Porter, Chairman, Crispin Porter & Bogusky, will devote a portion of his time to building, nurturing, and identifying other companies to join MDC’s entrepreneurial group. “We envision an alternative to the traditional agency network model,”said Porter. “We don’t have baggage, bureaucracy, or dinosaur philosophies. What we do have is flexibility, creativity, and talent to employ a new vision. It’s time for a new kind of network, and MDC is uniquely qualified to build it,” added Porter.

About MDC Corporation Inc.

MDC Corporation Inc. is the 17th largest marketing communications firm in the world, providing services in Canada, the United States, and the United Kingdom. Through its network of entrepreneurial firms, MDC services include advertising and media, customer relationship management, and marketing services. MDC also offers security-sensitive transaction products and services through its Secure Transactions Division. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDC CORPORATION INC.

Registrant

Date:	October 8, 2003	By:	/s/ Walter Campbell

(Signature)
Walter Campbell
Senior Vice President Finance